UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Transport Corporation of America, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89385P102

(CUSIP Number)

Goldner Hawn Johnson & Morrison Incorporated
Attn. Van Zandt Hawn
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
(612) 947-0154

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Robert A. Rosenbaum, Esq.
Dorsey & Whitney LLP
50 South Sixth Street
Suite 1500
Minneapolis, MN 55402
(612) 340-5681

October 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89385P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Goldner Hawn Johnson & Morrison Incorporated (“GHJM”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power
GHJM may be deemed to beneficially own 1,522,451 shares (19.75%) of Issuer’s Common Stock solely by virtue of the proxies granted to Patriot Holding Corp. and Patriot Acquisition Corp. pursuant to two Voting Agreements (as defined in Item 3 below).

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
GHJM may be deemed to beneficially own 1,522,451 shares (19.75%) of Issuer’s Common Stock solely by virtue of the proxies granted to Patriot Holding Corp. and Patriot Acquisition Corp. pursuant to two Voting Agreements (as defined in Item 3 below).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.75%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patriot Holding Corp. (“Patriot Holding”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power
Patriot Holding may be deemed to beneficially own 1,522,451 shares (19.75%) of Issuer’s Common Stock solely by virtue of the proxies granted to Patriot Holding and Patriot Acquisition Corp. pursuant to two Voting Agreements (as defined in Item 3 below).

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Patriot Holding may be deemed to beneficially own 1,522,451 shares (19.75%) of Issuer’s Common Stock solely by virtue of the proxies granted to Patriot Holding and Patriot Acquisition Corp. pursuant to two Voting Agreements (as defined in Item 3 below).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.75%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patriot Acquisition Corp. (“Patriot Acquisition”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power
Patriot Acquisition may be deemed to beneficially own 1,522,451 shares (19.75%) of Issuer’s Common Stock solely by virtue of the proxies granted to Patriot Holding Corp. and Patriot Acquisition pursuant to two Voting Agreements (as defined in Item 3 below).

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Patriot Acquisition may be deemed to beneficially own 1,522,451 shares (19.75%) of Issuer’s Common Stock solely by virtue of the proxies granted to Patriot Holding Corp. and Patriot Acquisition pursuant to two Voting Agreements (as defined in Item 3 below).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.75%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”) of Transport Corporation of America, Inc. (“Issuer”).  The principal executive offices of Issuer are located at 1715 Yankee Doodle Road, Eagan, Minnesota 55121.

Item 2.	Identity and Background

This Schedule 13D is being filed by Goldner Hawn Johnson & Morrison Incorporated, a Minnesota corporation (“GHJM”), Patriot Holding Corp., a Minnesota corporation and a wholly owned subsidiary of GHJM (“Purchaser”) and Patriot Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of Purchaser (“Merger Sub” and, collectively with GHJM and Purchaser, the “Reporting Persons”), each of whose business address is 3700 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.  GHJM is a private equity investment firm.  Purchaser was formed for the purpose of holding, as its sole asset, the issued and outstanding shares of Issuer.   Merger Sub was formed for the sole purpose of merging into and with Issuer.

The directors of GHJM are Messrs. Van Zandt Hawn, Timothy D. Johnson, John (Jack) L.  Morrison, Michael T. Sweeney and Michael S. Israel.  Each director’s principal occupation is as a managing director of GHJM.   The executive officers of GHJM are Darren L. Acheson (Managing Director), Paul D. Grangaard (Managing Director), Joseph M. Heinen (Vice President), Jason T. Brass (Vice President) and Lisa A. Kro (Chief Financial Officer).  The principal business address of each of the directors and executive officers is 3700 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.  Each of the directors and executive officers is a United States citizen with the exception of Mr. Acheson’s who is a citizen of both the United States and Canada.  None of the directors and executive officers has any relationship with Issuer, including holdings of Issuer stock.

The directors and executive officers of Purchaser are Messrs. Van Zandt Hawn (Chairman, CEO and President), Joseph M. Heinen (Vice President, Secretary and Treasurer) and J. Jacob Ambrose (Vice President, Assistant Secretary and Assistant Treasurer).  Each of the director’s principal occupation is as a managing director, officer or employee of GHJM.  The principal business address of each of the directors and executive officers of Purchaser is 3700 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.  Each of the directors and executive officers of Purchaser is a United States citizen.  None of the directors and executive officers of Purchaser has any relationship with Issuer, including holdings of Issuer stock.

The directors and executive officers of Merger Sub are Messrs. Van Zandt Hawn (Chairman, CEO and President), Joseph M. Heinen (Vice President, Secretary and Treasurer) and J. Jacob Ambrose (Vice President, Assistant Secretary and Assistant Treasurer).  Each of the director’s principal occupation is as a managing director, officer or employee of GHJM.  The principal business address of each of the directors and executive officers of Merger Sub is 3700 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.  Each of the directors and executive officers of Merger Sub is a United States citizen.  None of the directors and executive officers of Merger Sub has any relationship with Issuer, including holdings of stock.

During the last five years, none of the Reporting Persons nor any of the executive officers and directors of GHJM, Purchaser or Merger Sub: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

On October 26, 2005, Purchaser, Merger Sub, and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Purchaser.  In connection with the Merger, each share of Issuer Common Stock that is outstanding at the effective time of the Merger other than shares (a) held by Purchaser or Merger Sub, (b) which may be contributed by certain management shareholders, or (c) as to which dissenters’ rights shall have been perfected, will be cancelled and converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement, without interest.  Each outstanding option to purchase Issuer Common Stock will either be exercised by the holder thereof prior to the Merger or cancelled immediately prior to the Merger in exchange for the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement.

Concurrently with the execution of the Merger Agreement, and in consideration thereof, Purchaser and Merger Sub entered into two voting agreements, one with the director shareholders of Issuer (the “Director Voting Agreement”) and one with the two largest beneficial holders of Issuer Common Stock (the “Institutional Voting Agreement” and together with the Director Voting Agreement, the “Voting Agreements”).  The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.  The Voting Agreements apply to an aggregate number of shares of Issuer Common Stock representing a maximum of 19.75% of the outstanding shares of Issuer Common Stock.  Under the Voting Agreements, each Issuer shareholder party thereto agrees to vote the shares of Issuer Common Stock beneficially owned by such shareholder up to such shareholder’s specified maximum in favor of the Merger and the other transactions contemplated by the Merger Agreement.  The Voting Agreements include a proxy granted to certain representatives of Purchaser to enable Purchaser to direct the voting of all such shares in accordance with the terms and conditions of the Voting Agreements. None of the parties who entered into the Voting Agreements received any additional consideration from the Reporting Persons as an inducement to enter into the Voting Agreements or grant such proxy.

Pursuant to the Institutional Voting Agreement (provided that there has been no change in recommendation by Issuer’s board of directors) and the Director Voting Agreement (regardless of whether there has been a change in recommendation by Issuer’s board of directors), Issuer shareholders party to the Voting Agreements have agreed to vote (or cause to be voted) their shares of Issuer Common Stock: (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against approval of any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement, and (iii) against any actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement) that are intended to, or could reasonably be expect to, impair the ability of Issuer to consummate the Merger or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger in accordance with the terms of the Merger Agreement. During the term of the Institutional Voting Agreement, the Issuer shareholders party thereto are generally not restricted from selling or transferring their shares, but are required to vote all shares held by them as of the record date in favor of the Merger, up to certain limits described in the Institutional Voting Agreement.  During the term of the Director Voting Agreement, except as otherwise contemplated by the Merger Agreement, Issuer shareholders party thereto cannot (a) sell, transfer or otherwise dispose of the shares subject to the Director Voting Agreement or (b) transfer the shares subject to the Director Voting Agreement into a voting trust or enter into an arrangement whereby the voting rights would be transferred.

The Voting Agreements terminate on the earlier of (i) such date and time as the Merger shall become effective, (ii) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms, (iii) the date and time of any amendment to the Merger Agreement that modifies the amount, form or timing of payment of the merger consideration in the Merger in a manner adverse to any shareholder party to either of the Voting Agreements without the prior written consent of such shareholder, and (iv) such other date and time as may be mutually agreed to by the parties to the Voting Agreements. In addition to the foregoing, the Institutional Voting Agreement may also be terminated upon the valid exercise of fiduciary duties by an Issuer shareholder party thereto or upon the termination of any other voting agreement entered into by Purchaser, Merger Sub and Issuer with any Issuer shareholder.

References to, and descriptions of, the Merger Agreement, the Director Voting Agreement and the Institutional Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Director Voting Agreement and the Institutional Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where such references appear.

Item 4.	Purpose of Transaction

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Voting Agreements, the purpose of which is to facilitate the Reporting Persons to consummate the Merger of Issuer and Merger Sub pursuant to the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the initial officers and directors of the surviving corporation will be the officers and directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly appointed. GHJM has appointed each of the directors and officers of Merger Sub, all whom are identified in Item 2 above.

(e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.
(f) Not applicable.

(g) Upon consummation of the Merger, the bylaws of Merger Sub will be the bylaws of the surviving corporation of the Merger until thereafter amended in accordance with applicable law.  The articles of incorporation of Issuer will be the articles of incorporation of the surviving corporation after the consummation of the Merger.

(h–i) Upon consummation of the Merger, all Issuer Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the Nasdaq National Market.

(j) Other than described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  As of October 25, 2005, none of the Reporting Persons owns any shares of Issuer Common Stock.  However, as of October 26, 2005, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have voting power with respect to (and therefore beneficially own) 1,522,451 shares of Issuer Common Stock solely by virtue of the proxies granted to Purchaser pursuant to the Voting Agreements.  Such number of shares of Issuer Common Stock represents approximately 19.75% of Issuer Common Stock outstanding as of October 25, 2005.  The Reporting Persons are not entitled to any rights as a shareholder of Issuer as to any of the foregoing shares of Issuer Common Stock, and expressly disclaim any beneficial ownership of the shares of Issuer Common Stock that are covered by the Voting Agreements.

(c) The Reporting Persons have not effected any transactions in Issuer’s securities during the past 60 days.

(d)  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement, including the exhibits thereto, and the Voting Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of Issuer that would be required to be reported under this Item.

Item 7.	Material to Be Filed as Exhibits

1.             Agreement and Plan of Merger by and among Patriot Holding Corp., Patriot Acquisition Corp. and Transport Corporation of America, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Transport Corporation of America, Inc. filed October 27, 2005).

2.             Voting Agreement, dated as of October 26, 2005, among Patriot Holding Corp., Patriot Acquisition Corp., Transport Corporation of America, Inc., Anton J. Christianson, Thomas R. McBurney, William P. Murnane, Charles M. Osborne, Michael J. Paxton, Kenneth J. Roering, and William D. Slattery (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Transport Corporation of America, Inc. filed October 27, 2005).

3.             Voting Agreement, dated as of October 26, 2005, among Patriot Holding Corp., Patriot Acquisition Corp., Transport Corporation of America, Inc., Rutabaga Capital Management LLC, and Wasatch Advisors, Inc., as investment adviser to the Wasatch Small Cap Value Fund and various separate accounts (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of Transport Corporation of America, Inc. filed October 27, 2005).

4. Agreement of Joint Filing, dated November 7, 2005, by and among Goldner Hawn Johnson & Morrison Incorporated, Patriot Holding Corp. and Patriot Acquisition Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2005

GOLDNER HAWN JOHNSON & MORRISON INCORPORATED

By:	/s/ Van Zandt Hawn
Name: Van Zandt Hawn
Title: Director and Managing Director

PATRIOT HOLDING CORP.

By:	/s/ Van Zandt Hawn
Name: Van Zandt Hawn
Title: Chairman, CEO and President

PATRIOT ACQUISITION CORP.

By:	/s/ Van Zandt Hawn
Name: Van Zandt Hawn
Title: Chairman, CEO and President